UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

CREATIVE REALITIES, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

22530J200


(CUSIP Number)

November 20, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	|_|   Rule 13d-1(b)
	|X|   Rule 13d-1(c)
	|_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22530J200

1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Christie Digital Systems, Inc. (51-0392921)

2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	?
(b)	?

3.
SEC Use Only


4.
Citizenship or Place of Organization

Delaware
Number of Shares Bene-ficially Owned
by Each Reporting Person With
5.
Sole Voting Power   1,285,710



6.
Shared Voting Power   0



7.
Sole Dispositive Power   1,285,710



8.
Shared Dispositive Power   0


9.
Aggregate Amount Beneficially Owned by Each Reporting Person   1,285,710


10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
 (See Instructions)
|_|
11.
Percent of Class Represented by Amount in Row (9)   12.7%


12.
Type of Reporting Person (See Instructions)   CO





Item 1.

(a)	Name of Issuer:
Creative Realities, Inc.
(b)	Address of Issuers Principal Executive Offices:
13100 Magisterial Drive, Ste. 100, Louisville, KY 40223.
Item 2.

(a)	Name of Person Filing:
	Christie Digital Systems, Inc.
(b)	Address of Principal Business, or if none, Residence:
	10550 Camden Drive, Cypress, California 90630
(c)	Citizenship:
	Delaware
(d)	Title of Class of Securities:
	Common Shares
(e)	CUSIP Number:
	22530J200
Item 3.	If this statement is filed pursuant to sections 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:


(a)
_
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)
_
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)
_
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)
_
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)
_
An investment adviser in accordance with section
240.13d-1(b)(1)(ii)(E);

(f)
_
An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

(g)
_
A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

(h)
_
A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)
_
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company
Act of 1940 (15 U.S.C. 80a-3);

(j)
_
Group, in accordance with section 240.13d-1(b)(1)(ii)(J).



Item 4.	Ownership

(a)	Amount beneficially owned:
	1,285,710, of which 428,570 are held as immediately exercisable warrants to purchase shares of common stock.

(b)	Percent of class:
	12.7%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
	See the response(s) to Item 5 on the attached cover page(s).
(ii)	Shared power to vote or to direct the vote:
	See the response(s) to Item 6 on the attached cover page(s).
(iii)	Sole power to dispose or to direct the disposition of:
	See the response(s) to Item 7 on the attached cover page(s).
(iv)	Shared power to dispose or to direct the disposition of:
	See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class:

	If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More that Five Percent on Behalf of Another Person.

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

	Not applicable.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable.

Item 9.	Notice of Dissolution of Group.

	Not applicable.



Item 10.	  Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under section 240.14a-11.


SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 15, 2019

CHRISTIE DIGITAL SYSTEMS, INC.

By:       /s/ John M. Kline
Name:   John M. Kline
Title:     Vice President